UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
ClearMind Medicine Inc.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
1850532047
(CUSIP Number)
October 16, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
1850532047


1
Names of Reporting Persons

Eli Polatov
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Israel
Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

5
  Sole Voting Power


  1,129,144 Common Shares(1)

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  1,129,144 Common Shares(1)

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,129,144 Common Shares(1)
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

7.7%(2)
12
Type of Reporting Person (See Instructions)

IN
(1) Consists of 1,129,144 Common Shares of the issuer held by Armon Real Estate Agency Ltd., an Israeli company wholly-owned by Eli Polatov.
(2) Based on 14,637,096 Common Shares issued and outstanding as of September 18, 2023 (assuming exercise in full of the Pre-Funded Warrants), based on information set forth in the Issuers Prospectus filed on September 18, 2023.

Item 1.
(a)	Name of Issuer:
ClearMind Medicine Inc.
(b)	Address of Issuers Principal Executive Offices:
101 1220 W 6 Ave., Vancouver, BC V6H1A5, Canada
Item 2.
(a)	Name of Person Filing:
Eli Polatov
(b)	Address of Principal Business Office or, if None,
Residence:
48 Rothschild St., Bat Yam, Israel
(c)	Citizenship:
Israel
(d)	Title and Class of Securities:
Common Shares, no par value
(e)	CUSIP No.:	1850532047
Item 3. 	If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the
person filing is a:
Not Applicable
Item 4.	Ownership
See items 5 through 11 of the cover pages hereto for beneficial ownership, percentage of class, and dispositive power of the Reporting Person, which is incorporated herein.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
Not applicable.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent
holding company or control person.
Armon Real Estate Agency Ltd., an Israeli company wholly-owned by Eli Polatov.
Item 8.	Identification and classification of members of the
group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 24, 2023


      /s/ Eli Polatov
      Eli Polatov
Page 1 of 1
1297544.3